Exhibit (n)(4)

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated February 16, 2016, with respect to the consolidated financial statements of American Capital, Ltd. as of December 31, 2015, and for each of the three years in the period ended December 31, 2015, the consolidated financial highlights for each of the five years in the period ended December 31, 2015, the schedule of investments in and advances to affiliates as of and for the year ended December 31, 2015 and the effectiveness of internal control over financial reporting of American Capital, Ltd., included in the Registration Statement (Form N-2 No. 333-XXXXXX) and related Prospectus of Ares Capital Corporation for the registration of common stock, preferred stock, subscription rights, or debt securities up to an aggregate initial offering price of $3,000,000,000.

/s/ Ernst & Young LLP

McLean, Virginia

June 21, 2016